JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATES

JOHN K. LANDAY

ANN COLVILLE MURPHY

October 4, 2007

VIA OVERNIGHT DELIVERY

Gregory Dundas, Esq.

Counsel

Mail Stop 4561

Financial Services Group

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Belvedere SoCal
Registration Statement on Form S-4
Filed March 20, 2007
File No. 333-141453

Dear Mr. Dundas:

This letter is written in response to your comment letter dated September 30, 2007, concerning the above captioned filing.

In addition to this response letter, Belvedere SoCal is also filing a fourth amendment to the S-4 that responds to your comments. We continue to appreciate the Staff’s efforts in responding to the various issues that this filing has raised. Included with this letter please find two marked to show changes copies of the third amendment.

As requested, this letter is keyed to your comment letter and provides a detailed response to your comments.

Information about Belvedere SoCal and SoCal Bank, Spectrum Bank and First Heritage Bank, N.A., page 76

Spectrum Bank, page 78

Non-Performing Assets, page 80

1.	Please revise to describe the reasons for the significant increase in non-accrual loans and leases and OREO as of June 30, 2007. Describe the nature and extent of the collateralization and guarantees related to non-accrual loans.

Gregory Dundas, Esq.

October 4, 2007

We have added disclosure on page 80 in connection with your comment.

Changes in Allowance for Loan Losses, page 81

2.	Please revise to describe the reasons for the decrease in the allowance for loan and lease losses relative to the held for investment portfolio in light of the significant increase in non-performing assets as of June 30, 2007.

We have added disclosure on page 81 in connection with your comment.

First Heritage Bank, N.A., page 83

3.	Please revise to describe the reasons for the significant decrease in the allowance for loan and lease losses relative to the loan portfolio as of June 30, 2007. Describe any changes in asset quality, portfolio mix, or other factors occurring subsequent to December 31, 2006.

An error in the June 30, 2007 balance sheet has been corrected (see page F-50) and there is no longer any decrease in the allowance. Modified Guide 3 information has been inserted for First Heritage similar to that already included for Spectrum Bank.

Management’s Discussion and Analysis, page 89

Provision and Allowance for Loan Losses, page 99

4.	We note your added disclosure on page 100 in response to comment 12 of our letter dated May 9, 2007. Please revise to disclose the specific risk categories for which the bank reduced loss factors in 2006 and explain the reasons for the decrease in these factors.

We have added disclosure on page 102 in connection with your comment.

Experts, page 113

5.	Please revise to include reference to the financial statements and independent public accountants for Spectrum Bank and First National Bank Holding Company.

We have made the requested revisions on page 114.

Audited Financial Statements of Professional Business Bank

General

6.

We note that you restated your 2006 financial statements in response to comment 10 of our letter dated May 9, 2007. Please revise to clearly label the applicable revised financial statement columns as “restated.” Include a financial

Gregory Dundas, Esq.

October 4, 2007

statement footnote describing the correction of the error and quantifying the impact on the financial statements. Refer to paragraph 26 of SFAS 154.

The financial statements have been re-labeled to indicate that they are restated. A new footnote Q has also been added.

Independent Auditor’s Report, page F-5

7.	Please include a revised opinion that clearly refers to the restatement of the financial statements. Refer to AU 561 and paragraph .12 of AU 711.

The opinion has been revised to reflect information about the restatement.

Audited Financial Statements of Spectrum Bank

Note C – Loans, page F-41

8.	Please revise to provide the disclosure required by paragraph 17(e) of SFAS 140. If you believe this disclosure is not material, quantify for us on a supplemental basis the carrying value of servicing assets, amortization expense, and any impairments for the periods presented.

Spectrum Bank has informed us that servicing assets and amortization are not considered material to its financial statements taken as a whole. As of June 30, 2007, December 31, 2006 and 2005 the carrying value of servicing assets was $110,000, $59,000 and $58,000, respectively. Amortization expense for the periods ended June 30, 2007, December 31, 2006 and 2005 was $17,000, $35,000 and $12,000, respectively. No impairments were recognized for the periods presented.

9.	As a related matter, if material, please include the disclosure required by paragraph 17 of SFAS 140 as amended by SFAS 156 in a footnote to the bank’s June 30, 2007 unaudited financial statements.

See response to comment 8.

Audited Financial Statements of Business of First National Bank Holding Company

Note 3 – Loans Receivable, page F-59

10.	Please revise to present the disclosure required by paragraph 20 of SFAS 114, as amended by SFAS 118. Provide updated information as of June 30, 2007 in the unaudited financial statement footnotes or in your discussion regarding First Heritage Bank on page 83.

We have added disclosure on page F-60 in connection with your comment.

Exhibits 23.7 – Consent of Independent Registered Public Accounting Firm

Gregory Dundas, Esq.

October 4, 2007

11.	The accountants’ consent refers to the Independent Auditors’ Report dated February 16, 2007. The referenced report on page F-29 of your filing is dated January 27, 2007. Please include a revised consent that referees to the appropriate date for the Independent Auditors’ Report.

The consent has been revised. New consents from each of the accounting firms are included in the Amendment.

***********

We believe the enclosures to this letter and the fourth amendment to the S-4 adequately address your comments. I would be happy to discuss further with you any of the revisions made to the S-4 or any other response we have given. We look forward to the completion of the Commission’s review of this amendment to the S-4.

Very truly yours,

/s/ John F. Stuart

John F. Stuart

of REITNER, STUART & MOORE

john@reitnerandstuart.com

JFS:lw

encl.